FULLER, TUBB, POMEROY & STOKES
                           A PROFESSIONAL CORPORATION
                                ATTORNEYS AT LAW
                      201 ROBERT S. KERR AVENUE, SUITE 1000
                             OKLAHOMA CITY, OK 73102

G. M. FULLER (1920-1999)                                  TELEPHONE 405-235-2575
JERRY TUBB                                                FACSIMILE 405-232-8384
DAVID POMEROY
TERRY STOKES
  -----

OF COUNSEL:
MICHAEL A. BICKFORD
THOMAS J. KENAN
ROLAND TAGUE
DAN M. PETERS

                                November 9, 2005


Jorge Bonilla, Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 4561
450 Fifth Street, N.W.
Washington, DC   20549-4561

ATTENTION WILLIAM K. LEE

                  Re:     Electronic Media Central Corporation
                          Form 10-KSB for the year ended 3/31/2005
                          Filed on 6/30/2005
                          Form 10-QSB for the period ended 6/30/2005
                          Filed on 8/15/2005
                          Commission File No. 000-32345

Gentlemen:

As counsel to Electronic Media Central Corporation, I enclose Amendment No. 1 to its Form 10-KSB Annual Report for the Fiscal Year ended March 31, 2005 and Amendment No. 1 to its Form 10-QSB for the period ended June 30, 2005 in accordance with the instructions in your letter dated October 27, 2005. The following responses are made to your comments. The responses are keyed to your comments.

We are providing by first-class mail, as courtesy copies, three redlined hard copies as well as three plain hard copies of the filed version of the amendments.

                  Form 10-KSB for the Year Ended March 31, 2005
                  ---------------------------------------------

Financial Statements and Notes
------------------------------

Report of Independent Registered Public Accounting Firm, page 10
----------------------------------------------------------------

Securities and Exchange Commission
November 9, 2005
Page 2



1. We have amended the Form 10-KSB to contain an accurate auditor's report, one that does refer to the audit of the 2004 statements as well as the 2005 statements.

Outlook, page 9
---------------

2. Our Company has had no dealings with Banco PanAmericano and there is no litigation or contingency with them. Our Company also has no involvement in live-tissue bonding technology. These statements were inadvertently copied from another company's report and have been deleted through this amendment.

                 Form 10-QSB for the period ended June 30, 2005
                 ----------------------------------------------

Statements of Cash Flows, page 6
--------------------------------

3. The report has been revised to quantify the factors that caused significant decrease in accounts receivable and accounts payable and accrued liabilities from the balance of March 31, 2005 to the balance of June 20, 2005.

If there are questions or matters that could be resolved more effectively by telephone, please call me at 405-235-2575. My fax number is 405-232-8384.

                                   Sincerely,

                                    /s/ Thomas J. Kenan

                                   Thomas J. Kenan
                                   e-mail:  kenan@ftpslaw.com
Attachments:
         Form 10-KSB 03-31-05 Am 1
         Form 10-QSB 06-30-05 Am 1

cc:      George Morris (w/attachments)
         Kabani & Co., C.P.A. (w/attachments)